SafeNet Public Relations: Donna St.Germain +1 443- 327-1454 donna.stgermain@safenet-inc.com	Jasmine Holdco Investor Relations: Amy Bilbija, MacKenzie Partners +1 650 798 5206 abilbija@mackenziepartners.com

Jasmine Holdco Public Relations U.S.: Erin Becker, Brunswick Group +1 415 293 8461 ebecker@brunswickgroup.com	Jasmine Holdco Public Relations Israel: Aya Barak-Meiri, Prometheus Creative Solutions + 972 3 544 9494 aya@prometheus-cs.com
JASMINE HOLDCO AND ALADDIN KNOWLEDGE SYSTEMS ANNOUNCE
AGREEMENT TO CANCEL DEMAND FOR SHAREHOLDER MEETING
- The Two Parties to Discuss Alternatives to Enhance Shareholder Value -
Baltimore, MD – September 25, 2008 – Jasmine Holdco LLC (“Jasmine”), an affiliate of SafeNet, Inc. (“SafeNet”), a global leader in information security, today announced that it has reached an agreement with Aladdin Knowledge Systems Ltd. (“Aladdin”) (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, whereby Jasmine has withdrawn its August 28, 2008, demand that Aladdin convene an Extraordinary General Meeting of Shareholders. Accordingly, Aladdin is canceling the Extraordinary General Meeting previously scheduled for October 23, 2008.
Jasmine and Aladdin have agreed that Jasmine will refrain from submitting a new Extraordinary General Meeting demand until no earlier than October 30, 2008. Meanwhile, Jasmine and Aladdin will discuss alternatives for enhancing value for all of Aladdin’s shareholders. In order to facilitate these discussions, Jasmine and Aladdin have agreed that prior to October 30, 2008, Aladdin will not solicit or close any minority equity investment and Jasmine will not purchase or sell Aladdin equity.
About SafeNet, Inc.
SafeNet is a global leader in information security. Founded 25 years ago, the company provides complete security utilizing its encryption technologies to protect communications, intellectual property and digital identities, and offers a full spectrum of products including hardware, software, and chips. UBS, Nokia, Fujitsu, Hitachi, Bank of America, Adobe, Cisco, Microsoft, Samsung, Texas Instruments, the U.S. Departments of Defense and Homeland Security, the U.S. Internal Revenue Service and scores of other customers entrust their security needs to SafeNet. In 2007, SafeNet was acquired by Vector Capital, a $2 billion private equity firm specializing in the technology sector. For more information, visit www.safenet-inc.com.
Editor’s Note: SafeNet is a registered trademark of SafeNet, Inc. All other trademarks are the property of their respective owners.